UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Maurice J. Duca

c/o IGSB, Inc.

1485 E. Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Larry W. Sonsini

Jose F. Macias

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,776,371
	8.	SHARED VOTING POWER 54,603
	9.	SOLE DISPOSITIVE POWER 6,776,371
	10.	SHARED DISPOSITIVE POWER 54,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,830,974
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person’s beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares (as defined below) beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares (as defined below) beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 20,414,695 Class A Shares reported by the Issuer (as defined below) as being outstanding as of October 20, 2022, and (ii) the 6,532,996 Class A Shares that the Reporting Person is entitled to acquire upon conversion of the Reporting Person’s Class B Shares at any time within the next 60 days.

Item 1.	Security and Issuer

The securities to which this Schedule 13D (this “Statement”) relates are the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), and the shares of Class B Common Stock, par value $0.0001 per share (the “Class B Shares”), of AppFolio, Inc. (the “Issuer”). When used collectively, the Class A Shares and the Class B Shares are referred to as the “Shares.” Each Class B Share is convertible, at any time at the option of the holder, and under certain limited circumstances may automatically convert, into one Class A Share. Except with respect to voting rights, the Class A and Class B Shares are identical in all respects and, except as may be required by applicable law, the holders of Class A Shares and the holders of Class B Shares vote together as a single class. The holders of Class A Shares are entitled to cast one vote per share, and the holders of Class B Shares are entitled to cast 10 votes per share.

The Issuer’s principal executive office is located at 70 Castilian Drive, Santa Barbara, California 93117.

Item 2.	Identity and Background

(a) Name

This Statement is filed by Maurice J. Duca. Mr. Duca is also referred to herein as the “Reporting Person.”

(b) Residence or Business Address

The business address of the Reporting Person is c/o IGSB, Inc., 1485 E. Valley Road, Suite H, Santa Barbara, California 93108.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The Reporting Person’s principal occupation is serving as a private investor.

(d) Criminal Convictions

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Civil Proceedings

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

The Shares beneficially owned by the Reporting Person were acquired, as applicable, with personal funds, working capital or through distributions (for no consideration) from various investment funds in which the Reporting Person is or was an investor.

The Shares that the Reporting Person purchased were acquired for approximately $72,600,000 (including brokerage commissions and transaction costs).

No borrowings have been used by the Reporting Person to fund any of his purchases of Shares.

The Reporting Person acquired or received the Shares to which he is the beneficial owner for investment purposes, and in the ordinary course of business. The Reporting Person believes that the Shares are undervalued and represent an attractive investment opportunity.

The Reporting Person, acting in his individual or other capacity, may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares (or derivative or other instruments that are based on, or relate to, the value of the securities of the Issuer, including entering into transactions that increase or hedge his economic exposure to the Shares without affecting his beneficial ownership of the Shares) at times, and in such manner, as the Reporting Person deems advisable to benefit from, among other things, (1) changes in the market prices of the Shares or the value of the Issuer; (2) changes in the Issuer’s operations, governance, capital policies, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will closely monitor the Issuer’s operations, financial policies, prospects, business development, management, governance, compensation policies and practices, competitive and strategic matters, and capital structure, as well as prevailing market conditions, other economic, securities markets and investment considerations. The Reporting Person has in the past, and may in the future, discuss such matters with the management or board of directors of the Issuer (the “Board”), other stockholders of the Issuer, industry analysts, existing or potential strategic partners, acquirers or competitors of the Issuer, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Person (1) modifying the Reporting Person’s ownership of the Shares (or derivative or other instruments that are based on, or relate to, the value of the securities of the Issuer), including by converting Class B Shares into Class A Shares; (2) exchanging information with the Issuer or other stockholders of the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s governance, capitalization or other operational or strategic initiatives; (4) pursuing a transaction that would result in the Reporting Person’s acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person has communicated his perspective to the Board that the Issuer should immediately revise its management incentive arrangements to align with, and emphasize, clear profitability growth objectives. The Reporting Person intends to continue to discuss such matters with the Board.

In addition to the information disclosed in this Statement, the Reporting Person reserves the right to (1) formulate other plans and proposals; (2) take any actions with respect to his investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) continue to seek to change or influence the composition of the Board, including by proposing individuals for service on, or nominating individuals for election to, the Board. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

The Reporting Person was previously a reporting person on a Schedule 13D that included certain other stockholders of the Issuer. Such filing was originally made on July 7, 2015, and amended on October 14, 2015, December 31, 2015, July 21, 2020, and December 23, 2021.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on November 9, 2022, the Reporting Person beneficially owned 6,830,974 Shares, representing approximately 25.3% of the outstanding Class A Shares. Such percentage was calculated by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 20,414,695 Class A Shares reported by the Issuer as being outstanding as of October 20, 2022, and (ii) the 6,532,996 Class A Shares that the Reporting Person is entitled to acquire upon conversion of his Class B Shares at any time within the next 60 days. Based on the 14,746,432 Class B Shares reported by the Issuer as being outstanding as of October 20, 2022, the Reporting Person’s beneficial ownership of Shares represents 39.1% of the Issuer’s total voting power. All outstanding Share numbers are taken from the Issuer’s Quarterly Report in Form 10-Q for the period ending September 30, 2022.

The Reporting Person is sole trustee of a pension trust and, in that capacity, possesses sole voting and dispositive power over 194,037 Class A Shares and 2,536,153 Class B Shares. The Reporting Person does not have and disclaims any pecuniary interest in such Shares.

An IRA for the benefit of the Reporting Person is the managing member of IGSB Cardinal Core BV, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 9,805 Class A Shares and 4,995 Class B Shares.

An IRA for the benefit of the Reporting Person is the managing member of IGSB Cardinal Core MX, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 24,600 Class B Shares.

A private foundation, of which the Reporting Person is the president and one of five members of its board of directors, owns 34,753 Class A Shares and 12,828 Class B Shares. Although such Shares are included in this Statement, the Reporting Person (1) does not have any pecuniary interest in such shares; and (2) disclaims beneficial ownership of such Shares because decisions with respect to the voting and disposition of these Shares are subject to the oversight of, and the approval of not less than three of, the foundation’s five-member board of directors.

A charitable remainder trust, of which the Reporting Person is a co-trustee, owns 7,022 Class B Shares. Although such shares are included in this Statement, the Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, such shares.

A trust, of which the Reporting Person is trustee, owns 207,124 Class B Shares.

All remaining Shares reported on this Statement as beneficially owned by the Reporting Person are held in one or more IRAs for the benefit of the Reporting Person.

(c) Except as set forth in Annex A, the Reporting Person has not effected any transactions in the Shares in the last 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Under certain circumstances, certain of the Shares held by investment vehicles of the Reporting Person may be allocated to others in the future in the form of a carried interest.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2022

/s/ Maurice J. Duca
Maurice Duca

Annex A

Transactions by the Reporting Person in the Past 60 Days

The following table sets forth all transactions with respect to the Shares effected in the last 60 days by or on behalf of the Reporting Person, inclusive of any transactions effected through 4:00 p.m., Eastern time, on November 9, 2022.

Reporting Person	Type of Security	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)		How Effected
IGSB IVP III, LLC	Class A Shares	09/15/2022	Sale	3,000	$99.16	(1), (2)	Open market
IGSB IVP III, LLC	Class A Shares	09/15/2022	Sale	5,842	$100.24	(1), (3)	Open market
IGSB IVP III, LLC	Class A Shares	09/15/2022	Sale	4,230	$101.02	(1), (4)	Open market
Mr. Duca	Class A Shares	10/17/2022	Sale	11,832	$103.52	(5)	Open market	(10)
Mr. Duca	Class A Shares	10/17/2022	Sale	4,065	$104.39	(6)	Open market	(10)
Mr. Duca	Class A Shares	10/17/2022	Sale	300	$105.07	(7)	Open market	(10)
Mr. Duca	Class A Shares	10/18/2022	Sale	2,217	$105.18	(8)	Open market	(10)
Mr. Duca	Class A Shares	10/26/2022	Sale	600	$105.05	(9)	Open market	(10)

(1)

These shares were owned by IGSB IVP III, LLC, a private investment fund managed by Investment Group of Santa Barbara LLC (“IGSB”), which no longer holds any interests in the Issuer. The Reporting Person was one of the members of IGSB and may have been deemed to have shared voting and dispositive power with IGSB and its other members over these shares. However, the Reporting Person disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest that he may have had therein.

(2)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $98.67 to $99.66, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission (the “SEC”), upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $99.73 to $100.69, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $100.74 to $101.50, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $103.00 to $103.99, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $104.00 to $104.95, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $105.00 to $105.10, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $105.00 to $105.50, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(9)

This price reflects the weighted average price at which these shares were sold. The shares were sold in multiple transactions at prices ranging from $105.00 to $105.15, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(10)	Sales made pursuant to a 10b5-1 trading plan adopted by the Reporting Person on September 15, 2022.